FOIA Confidential Treatment Requested by Cyclerion Therapeutics, Inc.

Pursuant to 17 CFR 200.83

ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 6, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Healthcare and Insurance
100 F Street, N.E.
Washington, D.C.  20549

Attention:                              Christine Westbrook / Suzanne Hayes – Legal

Sasha Parikh / Angela Connell – Accounting

Re:                                                                          Cyclerion Therapeutics, Inc.

Draft Registration Statement on Form 10

Submitted October 9, 2018

CIK No. 0001755237

Ladies and Gentlemen:

On behalf of Cyclerion Therapeutics, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, we are confidentially submitting to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft registration statement (the “Draft Registration Statement”). Amendment No. 1 includes an updated information statement (the “Information Statement”) and reflects revisions to the Draft Registration Statement made in response to the comment letter to Mark Currie of the Company, dated November 5, 2018, from the staff of the Commission (the “Staff”), as well as certain other updated information. The Company confirms that as of the date of this letter it is an “emerging growth company,” as defined in Section 3(a)(80) of the Exchange Act, and a “smaller reporting company,” as defined in Item 10(f)(1) of Regulation S-K.  In addition, the Company confirms that it will publicly file its registration statement on Form 10 and all nonpublic draft submissions at least 15 days prior to the anticipated effective date of such registration statement.

For your convenience, the Company is supplementally providing to the Staff three (3) copies of Amendment No. 1, including the Information Statement, which have been marked to indicate the changes from the Draft Registration Statement.

FOIA Confidential Treatment Requested by Cyclerion Therapeutics, Inc.

Pursuant to 17 CFR 200.83

Securities and Exchange Commission	- 2 -	December 6, 2018

For reference purposes, the comments contained in the Staff’s letter dated November 5, 2018 are reproduced below in italics and the corresponding responses are shown below the applicable comment.  All references to page numbers in the Company’s responses are to the page numbers in the Information Statement.

Draft Registration Statement on Form 10 submitted on October 9, 2018

Industry and Other Data, page i

1.                                    Please revise your statements that you have verified industry and market data from third party sources to clarify that you are liable for the information included in the registration statement.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the Information Statement on page ii to clarify that the Company is liable for information included in the registration statement.

Cover page, page 1

2.                                    Please revise your disclosure to remove promotional statements concerning Ironwood’s anticipated profitability, strong revenue growth and expanding margins as these statements are speculative and inappropriate for you to make. We will not object to an objective discussion of Ironwood’s continuing business and product portfolio.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on page 1 to remove promotional statements concerning Ironwood’s anticipated profitability, strong revenue growth and expanding margins.

Information Statement Summary

Cyclerion

Overview, page 11

3.                                    We note your statement that the presentation in your pipeline development chart represents ongoing phases of development and does not correspond to the initiation or completion of a particular phase. Please revise your pipeline development chart so that the arrows correspond to the current stage of development. As an illustrative example only, we note that you have not yet completed Phase 2 development for any of your product candidates. Please revise your disclosure accordingly.

FOIA Confidential Treatment Requested by Cyclerion Therapeutics, Inc.

Pursuant to 17 CFR 200.83

Securities and Exchange Commission	- 3 -	December 6, 2018

Response to Comment 3:

In response to the Staff’s comment, the Company has revised its pipeline development chart on pages 12 and 77 of the Information Statement so that the arrows in the chart correspond to the current stage of development of each product candidate. We have also revised the language below each pipeline development chart to further clarify the stage of development reflected in each chart.

Value-Creating Enablers, page 13

4.                                    We note statements throughout your information statement that imply you will be able to successfully progress your product candidates to commercialization in a rapid or accelerated manner and/or mitigate risk of unsuccessful clinical trials. As these statements are speculative and suggest that investors are afforded protection from loss, please revise your disclosure here and throughout your information statement to remove these implications. As a non-exhaustive list of illustrative examples only, we note the following statements:

•                 We leverage a diverse cross-disciplinary network of external advisors and experts to advance our drug candidates quickly and with early, risk-reducing clinical readouts.

•                 The collective experience and singular focus of the team in the biology and pharmacology of the nitric oxide-cGMP pathway, as well as the medicinal chemical insights around sGC stimulators, give us unique insights into the mechanisms by which to realize the therapeutic potential of pharmacologically tailored sGC stimulation. Further, this allows increasingly rapid discovery and development of differentiated compounds optimized for their disease target.

•                 This program structure coupled with our streamlined governance is designed to support high-velocity decision making and rapid rescaling and redeployment of resources.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the Information Statement on pages 14, 81, 82 and 83 to remove or revise statements that relate to the Company’s ability to successfully progress its product candidates to commercialization in a rapid or accelerated manner and/or mitigate risk of unsuccessful clinical trials.

5.                                    We note your description of your “best owner approach” whereby you develop and commercialize product candidates independently or through a partner depending on which path you believe will offer the greatest risk-adjusted value for our stockholders and accelerates global patient access to our drugs. Please clarify whether you have any partnerships related to any of your product candidates. If you do, please describe these agreement and file them as exhibits to provide as with an analysis supporting your determination that they are not required to be filed.

FOIA Confidential Treatment Requested by Cyclerion Therapeutics, Inc.

Pursuant to 17 CFR 200.83

Securities and Exchange Commission	- 4 -	December 6, 2018

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the Information Statement on pages 14 and 82 to clarify that the Company does not currently have any partnerships related to any of its product candidates.

Risks Related to our Business, page 14

6.                                    Please add a bullet point highlighting the risk of competition from marketed products and product candidates in development, as discussed on page 39.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the Information Statement on page 15 to include a bullet point highlighting the risk of competition from marketed products and product candidates in development.

Risk Factors, page 20

7.                                    Please add a risk factor under an appropriate heading that discusses the risk that you will be dependent on the intellectual property license agreement with Ironwood. Once known, please expand your disclosure in the Business section to include all of the material terms of the license agreement.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the Information Statement on page 48 to include disclosure regarding certain risks related to the Company’s anticipated intellectual property license agreement with Ironwood. The license agreement is not expected to transfer any rights with respect to patents as all patents and patent applications related to the Company’s product candidates are expected to be transferred and assigned to Cyclerion pursuant to the separation agreement.  Instead, the license agreement is expected to be limited to certain know-how that is not material to the Company’s research and development of sGC stimulator products. In addition, the license to such know-how will be perpetual, worldwide, non-exclusive, royalty-free and fully paid-up.  Accordingly, the Company does not view this license agreement as material and, therefore, believes that more extensive risk factor disclosure or disclosure in the Business section would not be appropriate at this time.

Business

Our solution, page 90

8.                                    We note your disclosure that olinciguat has the potential for similar efficacy in SCD patients. Efficacy determinations are the within sole authority of the FDA. Please revise your

FOIA Confidential Treatment Requested by Cyclerion Therapeutics, Inc.

Pursuant to 17 CFR 200.83

Securities and Exchange Commission	- 5 -	December 6, 2018

disclosure to remove the implication that your clinical data shows efficacy. Please revise similar statements throughout your information statement that refer to your product candidate’s potential for efficacy or clinical activity. We will not object to an objective discussion of your observations in clinical and preclinical studies. However, your disclosure should not indicate that the treatment resulted in the observations.

Response to Comment 8:

In response to the Staff’s comment, the Company has revised the Information Statement on pages 13, 78-80, 86, 88-91, 94, 99-101, 103-105 and 106 to modify descriptions of the Company’s clinical data.

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FOIA Confidential Treatment Requested by Cyclerion Therapeutics, Inc.

Pursuant to 17 CFR 200.83

Securities and Exchange Commission	- 6 -	December 6, 2018

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions about this letter or require any further information, please call the undersigned at (617) 951-7921 or William J. Michener of our offices at (617) 951-7247.

Very truly yours,

/s/ Paul M. Kinsella

Paul M. Kinsella

cc:                              Mark Currie (Cyclerion Therapeutics, Inc.)

William Huyett (Cyclerion Therapeutics, Inc.)

Brian S. Tessler (Ironwood Pharmaceuticals Inc.)
William J. Michener (Ropes & Gray LLP)